U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE SERIES TRUST II

COLUMBIA ETF TRUST I

COLUMBIA ETF TRUST II

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

225 Franklin Street

Boston, MA 02110

Please direct all communications regarding this Application to:

Ryan C. Larrenaga, Esq.

Columbia Management Investment Advisers, LLC

225 Franklin St.

Boston, MA 02110

This Application (including Exhibits) contains 15 pages.

As filed with the Securities and Exchange Commission on May 26, 2020

Page 1 of 15 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

COLUMBIA FUNDS SERIES TRUST	) APPLICATION PURSUANT TO SECTION 6(c) OF
COLUMBIA FUNDS SERIES TRUST I	) THE INVESTMENT COMPANY ACT OF 1940, AS
COLUMBIA FUNDS SERIES TRUST II	) AMENDED, FOR AN ORDER OF EXEMPTION
COLUMBIA FUNDS VARIABLE INSURANCE TRUST	) FROM SECTION 15(c) OF THE ACT
COLUMBIA FUNDS VARIABLE SERIES TRUST II	)
COLUMBIA ETF TRUST I	)
COLUMBIA ETF TRUST II	)
COLUMBIA MANAGEMENT INVESTMENT ADVISERS,	)
LLC	)
File No. [ ]	)

I.	INTRODUCTION

Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II, Columbia ETF Trust I and Columbia ETF Trust II (each a “Trust” and collectively, the “Trusts”),1 each a registered open-end investment company that offers one or more series of shares, on their own behalf and on behalf of each of their respective series, and any registered open-end management investment company or series thereof that may be advised by an Adviser (as defined below) in the future (each, a “Series” and collectively, the “Series”), together with Columbia Management Investment Advisers, LLC (“Columbia Management” or the “Adviser” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to the Trusts, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of each Trust (each such board of trustees may be referred to as the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[2]

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Page 2 of 15 Sequentially Numbered Pages (including exhibits)

as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Trust

Each of Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II and Columbia ETF Trust I is organized as a Massachusetts business trust; each of Columbia Funds Series Trust and Columbia ETF Trust II is organized as a Delaware statutory trust. Each Trust is registered with the Commission as an open-end management investment company under the 1940 Act and currently consists of 54, 35, 14, 48, 6, 23, and 3 separate investment series, respectively, each of which is offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trusts and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

Columbia Management is a limited liability company organized under the laws of the State of Minnesota and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Columbia Management is a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”). Ameriprise is a holding company that primarily conducts business through its subsidiaries to provide financial planning, products and services. Columbia Management serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment management agreement with the Trusts (each an “Investment Management Agreement” and together the “Investment Management Agreements”). Columbia Management and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Page 3 of 15 Sequentially Numbered Pages (including exhibits)

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.7

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes offered by one or more Sub-Advisers. Registered funds with multiple strategies across various asset classes allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a

[6]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 33495 (May 30, 2019) (notice) and 33519 (June 26, 2019) (order).

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

Page 4 of 15 Sequentially Numbered Pages (including exhibits)

combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

In addition, certain funds of funds invest in several underlying Subadvised Series that are managed by the Adviser and subadvised by a Sub-Adviser. This structure allows the funds of funds to invest in a number of underlying funds managed in styles that differ from those the Adviser follows to manage funds.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of each Trust, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

Page 5 of 15 Sequentially Numbered Pages (including exhibits)

The requested order would also apply to material amendments to a Sub-Advisory Agreement.9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a

[9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

Page 6 of 15 Sequentially Numbered Pages (including exhibits)

potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

In addition, the requested relief previously granted by the Commission. See Blackstone Alternative Investment Funds, et al, Investment Company Act Release No. 33801 (Feb 19, 2020) (Order) and Investment Company Act Release No. 33748 (Jan. 21, 2020) (Notice).

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person

[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[15]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

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meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

VI.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Ryan C. Larrenaga, Esq.

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

Applicants further state that all written or oral communications concerning this Application should be directed to:

Christopher O. Petersen, Esq.

Columbia Management Investment Advisers, LLC

707 2nd Avenue South

5228 Ameriprise Financial Center

Minneapolis, MN 55474-2405

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

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All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 26th day of May, 2020.

COLUMBIA FUNDS SERIES TRUST,
COLUMBIA FUNDS SERIES TRUST I,
COLUMBIA FUNDS SERIES TRUST II,
COLUMBIA FUNDS VARIABLE INSURANCE TRUST,
COLUMBIA FUNDS VARIABLE SERIES TRUST II,
COLUMBIA ETF TRUST I and
COLUMBIA ETF TRUST II

By:	/s/ Ryan C. Larrenaga
Name: Ryan C. Larrenaga

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Christopher O. Petersen
Name: Christopher O. Petersen

Page 10 of 15 Sequentially Numbered Pages (including exhibits)

EXHIBIT INDEX

A. Verifications

1. Verification of Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II, Columbia ETF Trust I and Columbia ETF Trust II

2. Verification of Columbia Management Investment Advisers, LLC

B. Resolutions

1. Resolutions of the Board of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust

2. Resolutions of the Board of Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Variable Series Trust II, Columbia ETF Trust I and Columbia ETF Trust II

Page 11 of 15 Sequentially Numbered Pages (including exhibits)

Verification

The undersigned states that he has duly executed the attached application on May 26, 2020 for and on behalf of Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II, Columbia ETF Trust I and Columbia ETF Trust II (“the Funds”); that he is the Secretary of the Funds; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan C. Larrenaga
Name: Ryan C. Larrenaga
Title: Secretary

Page 12 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application on May 26, 2020 for and on behalf of Columbia Management Investment Advisers, LLC (“CMIA”); that he is the Vice President and Assistant Secretary of CMIA; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher O. Petersen
Name: Christopher O. Petersen
Title: Vice President and Assistant Secretary

Page 13 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

Resolutions of the Board of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust

VOTED:	That, upon recommendation of the Advisory Fees and Expenses Committee, the filing of an application for an exemptive order from the Securities and Exchange Commission that would allow the Board to approve new subadvisory agreements and material changes to existing subadvisory agreements at non-in-person meetings be, and it hereby is, approved.

VOTED:	That the officers of each Trust be, and each of them hereby is, authorized to execute and to deliver any and all documents and to take any and all actions that he or she may deem necessary or advisable in order to effectuate the resolutions adopted and to implement the other instructions given by the Board at the meeting; and that copies of all documents approved or adopted at the meeting shall be filed with the records of the Trusts.

Page 14 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

Resolutions of the Board of Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Variable Series Trust II, Columbia ETF Trust I and Columbia ETF Trust II

RESOLVED, That filing of an application for an exemptive order from the Securities and Exchange Commission that would allow the Board to approve new subadvisory agreements and material changes to existing subadvisory agreements at non-in-person meetings be, and hereby is, approved; and further

RESOLVED, That the proper officers of each Fund be, and each of them hereby is, authorized and directed to take such actions, including determining the timing of the implementation of such actions and filing any necessary documents with the SEC and preparing, executing and filing on behalf of each Fund such other documents or instruments, as may be appropriate or advisable in furtherance of the above resolutions, in consultation with Fund Counsel and Independent Legal Counsel, the authority of such officers to be conclusively evidenced by the taking of any such actions.

Page 15 of 15 Sequentially Numbered Pages (including exhibits)